MASSACHUSETTS FINANCIAL SERVICES COMPANY

500 Boylston Street, Boston, Massachusetts 02116-3741

617-954-5000

September 23, 2011

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The MFS Variable Insurance Trust II (the “Trust”) (File Nos. 2-83616 and 811-3732) on behalf of the Portfolios listed in Appendix A hereto (the “Funds”) – Proxy Materials

Ladies and Gentlemen:

Enclosed for filing on behalf of the Funds pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T are preliminary copies of a Proxy Statement, Notice of Meeting to Shareholders, and forms of Proxy to be used in connection with Meeting of Shareholders of the Trust.

The Meeting is scheduled for December 1, 2011, and is being called for the purposes described in the Notice of Meeting of Shareholders filed herewith. Definitive versions of the proxy materials are intended to be released to security holders on or about October 17, 2011.

Please direct any comments or questions regarding the enclosed materials to me at (617) 954-5182.

Very truly yours,

SUSAN S. NEWTON
Susan S. Newton Assistant Secretary and Assistant Clerk

Enclosures

Appendix A

MFS Variable Insurance Trust II Funds

MFS Blended Research Core Equity Portfolio

MFS Blended Research Growth Portfolio

MFS Blended Research Value Portfolio

MFS Bond Portfolio

MFS Core Equity Portfolio

MFS Emerging Markets Equity Portfolio

MFS Global Governments Portfolio

MFS Global Growth Portfolio

MFS Global Research Portfolio

MFS Global Tactical Allocation Portfolio

MFS Government Securities Portfolio

MFS Growth Portfolio

MFS High Yield Portfolio

MFS International Growth Portfolio

MFS International Value Portfolio

MFS Massachusetts Investors Growth Stock Portfolio

MFS Mid Cap Growth Portfolio

MFS Money Market Portfolio

MFS New Discovery Portfolio

MFS Research International Portfolio

MFS Strategic Income Portfolio

MFS Technology Portfolio

MFS Total Return Portfolio

MFS Utilities Portfolio

MFS Value Portfolio